Exhibit 99.1

BEST Inc. Announces Unaudited First Quarter 2020 Financial Results

HANGZHOU, China, May 27, 2020 — BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended March 31, 2020. The Company’s results were adversely impacted by operational disruptions caused by the COVID-19 pandemic.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “In the first quarter of 2020, amid the COVID-19 pandemic, we focused our efforts on three key priorities: ensuring the health and safety of our employees and customers, rapidly resuming operations, and committing our resources to the global fight against COVID-19. These efforts could not have been accomplished without the extraordinary efforts of our employees, franchisees, suppliers and partners. As we entered the second quarter, all of our business lines had swiftly returned to normal operations, and I am pleased to report that the demand for our integrated supply chain and logistics services are robust as consumer purchasing habits have shifted deeper online. Our fundamentals are strong with continued high growth in e-commerce, a laser-sharp focus on increased operational efficiencies, and our plans to streamline sales and marketing in addition to general and administrative functions, all of which can drive improved profitability in 2020.

Strategically, we continued to optimize our logistics networks during the quarter by further improving route planning and automation, integrating our comprehensive solutions to create revenue and cost synergies, and enhancing overall quality of service.  In addition, we are exploring ways to sharpen our strategic focus, with one potential option being the spin-off of certain business units that are in early stages of development with the intent of moving the company to profitability while allowing those units to independently raise capital for future growth,” concluded Mr. Chou.

Gloria Fan, BEST’s Chief Financial Officer, commented, “While the COVID-19 outbreak brought many unique challenges to our business, we are witnessing a strong recovery and rebound. In the first quarter, however, our Net Loss widened as parcel and freight volume along with associated costs were negatively impacted by prolonged work stoppages and travel restrictions. Despite these factors, our balance sheet remains strong with cash and cash equivalents, restricted cash, and short-term investments totaling over RMB4.2 billion at the end of the quarter. As the impact from the pandemic subsides, we are confident in the long-term operating profitability of our core logistics and supply chain businesses.”

FINANCIAL HIGHLIGHTS

For the Quarter Ended March 31, 2020:

•                  Revenue was RMB5,465.5 million (US$771.9 million), a decrease of 20.5% year-over-year (“YoY”). The decrease was primarily due to disruptions in our business from the COVID-19 pandemic and the passing through of a temporary government waiver of highway toll fees to our customers through downward price adjustments.

•                  Gross Loss was RMB176.6 million (US$24.9 million), compared to gross profit of RMB292.7 million in the same period of 2019. The decrease was primarily due to loss of revenue and extra costs incurred due to the pandemic. Gross Margin was negative 3.2%, a decrease of 7.5 percentage points YoY.

•                  Net Loss was RMB750.8 million (US$106.0 million), compared to Net Loss of RMB233.4 million in the same period of 2019. Non-GAAP Net Loss(1)(2) was RMB712.1 million (US$100.6 million), compared to non-GAAP Net Loss of RMB208.4 million in the same period of 2019.

•                  Diluted EPS(3) was negative RMB1.91 (US$0.27), compared to negative RMB0.60 in the same period of 2019. Non-GAAP diluted EPS(3)(4) was negative RMB1.81 (US$0.26), compared to negative RMB0.53 in the same period of 2019.

•                  EBITDA(3)(5) was negative RMB616.5 million (US$87.1 million), compared to negative RMB101.1 in the same period of 2019. Adjusted EBITDA(3)(6) was negative RMB580.3 million (US$82.0 million), compared to negative RMB79.1 in the same period of 2019.

BUSINESS HIGHLIGHTS AND STRATEGIC UPDATES(6)

Core Logistics and Supply Chain

The Company’s results were adversely impacted by business disruptions caused by the COVID-19 pandemic. Beginning in mid-January, the COVID-19 outbreak resulted in travel restrictions and quarantines in China that negatively affected the Company’s operations and caused lower productivity from late January to late March. By the end of March, recovery of the Company’s services across China had been completed, including the reopening of all hubs, sortation centers and Cloud order fulfillment centers (OFC), as well as the resumption of all businesses.

(1) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(2) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(4) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(5) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(6) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

Aside from mobilizing its workforces and partners to maintain service and ensure health and safety during the pandemic, the Company’s key strategic focuses during the quarter included:

•                  Optimization of logistics and supply chain network: the Company improved its transportation efficiency for both express and freight by capacity sharing. In addition, the Company continued to enhance automation for its hubs and sortation centers to drive down unit costs.

•                  Emphasis on synergies across business units: the Company stressed the e-commerce aspect of its transportation service as well as its supply chain management business. This helped the Company to achieve strong business-to-consumer (B2C) order growth during the quarter.

•                  Improvement of service quality: the Company continued to improve quality of services by enhancing network flexibility, density of last-mile service outlets, and customer experience.

BEST Express — Parcel volume decreased by 1.9% YoY compared to an overall market increase of 3.2%(7). While it is the Company’s annual practice to shut down the majority of services over the Chinese New Year holiday period to allow franchisees to return home to celebrate, this year’s work stoppage was extended by over one month beyond the Chinese New Year holiday period due to the pandemic. Daily volume rebounded in late March as recovery accelerated, partially offsetting declines in February and early March. Despite challenging operating conditions, average cost per parcel decreased by 14.0% YoY.

BEST Freight — Freight volume decreased by 15.3% YoY in the first quarter of 2020. The decrease was caused by the extended work stoppages after the Chinese New Year holiday period, in addition to deceleration of manufacturing activities and disruption of supply chains that reduced demand for business-to-business freight services. Since late March, when businesses began to return to normal operations in China, freight volume has rebounded sharply with strong demand.

(7) Based on data published by State Post Bureau of the PRC.

•                  For First Quarter of 2020 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for First Quarter of 2020, State Post Bureau of the PRC, April 13, 2020, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/202004/t20200413_2087010.html

BEST Supply Chain Management — Total number of Business-to-Consumer (B2C) orders fulfilled increased by 34.9% YoY. The increase was due to strong demand for online shopping and strategic shift to grow franchised cloud OFC business. The number of franchised OFCs increased by 28.5% YoY to 302. However, Business-to-Business (B2B) orders decreased due to temporary pandemic-related business closure of our customers.

BEST UCargo — The number of registered drivers on the UCargo mobile app more than tripled YoY to 209,537. Total number of transactions on the trucking brokerage platform decreased by 6.4% YoY due to severe disruptions in supply chains and travel restrictions across China.

BEST Capital — As of March 31, 2020, BEST Capital had provided financing solutions to 11,159 trucks in total, a quarter-over-quarter (“QoQ”) increase of 5.0% compared to December 31, 2019.

BEST Store+

Demand for Store+ services was robust during the pandemic as more membership and franchised stores went online for procurement and fulfillment. Gross margin per order fulfilled continued to improve YoY despite challenging operating conditions as a result of the Company’s strategy of focusing on quality of orders. Total number of orders fulfilled decreased by 4.6% YoY due to decline in orders from temporary pandemic-related closure of self-operated WoWo stores. These order declines were offset by increased orders from membership and franchised stores.

BEST Global

Global continued with strong momentum in Southeast Asia. Parcel volume in Thailand increased by 96.3% QoQ to 5.11 million, while parcel volume in Vietnam increased by 46.0% QoQ to 3.73 million in the first quarter of 2020.

Key Operational Metrics

	Three Months Ended			% Change YoY
	March 31, 2018	March 31, 2019	March 31, 2020	2019 VS 2018	2020 VS 2019
Express Parcel Volume (in ‘000)	950,498	1,340,540	1,315,525	41.0%	(1.9)%
Freight Volume (Tonne in ‘000)	985	1,268	1,074	28.8%	(15.3)%
Supply Chain Management Orders Fulfilled (in ‘000)	45,345	61,964	83,596	36.7%	34.9%
UCargo Number of Transactions (in ‘000)	39	120	112	208.5%	(6.4)%
Store+ Total Number of Orders Fulfilled (in ‘000)	587	556	530	(5.4)%	(4.6)%
Global Parcel Volume in Southeast Asia (in ‘000)	—	237	8,840	—	3,624.3%

Environmental Social and Governance (ESG) Report

On May 7, 2020, the Company released its second ESG report, which can be accessed via the following link: http://www.best-inc.com/2019ESGReportIIvPUB.pdf.

FINANCIAL RESULTS

For the Quarter Ended March 31, 2020:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 — Breakdown of Revenue by Business Segment

	Three Months Ended
	March 31, 2019		March 31, 2020
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Core logistics and supply chain:
Express	4,267,959	62.1%	3,366,687	475,467	61.6%	(21.1)%
Freight	987,930	14.4%	683,520	96,532	12.5%	(30.8)%
Supply Chain Management	534,637	7.8%	407,592	57,563	7.5%	(23.8)%
UCargo	441,187	6.4%	380,549	53,744	7.0%	(13.7)%
Capital	48,392	0.7%	48,485	6,847	0.9%	0.2%
Total core logistics and supply chain	6,280,105	91.4%	4,886,833	690,153	89.4%	(22.2)%
Store+	553,522	8.1%	462,835	65,365	8.5%	(16.4)%
Global	40,947	0.6%	115,788	16,352	2.1%	182.8%
Total Revenue	6,874,574	100%	5,465,456	771,870	100.0%	(20.5)%

Core Logistics and Supply Chain

•                  Express Service Revenue decreased by 21.1% YoY to RMB3,366.7 million (US$475.5 million) from RMB4,268.0 million, primarily due to a 19.6% YoY decrease in average selling price (ASP) per parcel and a 1.9% YoY decrease in parcel volume. The decrease in ASP is attributable to competitive market dynamics and the pass-through of a temporary government waiver of highway toll fees to customers.

•                  Freight Service Revenue decreased by 30.8% YoY to RMB683.5 million (US$96.5 million) from RMB987.9 million, primarily due to a 15.3% YoY decrease in freight volume, and the pass-through of a temporary government waiver of highway toll fees to customers which contributed to a 18.3% YoY decrease in ASP per tonne.

•                  Supply Chain Management Service Revenue decreased by 23.8% YoY to RMB407.6 million (US$57.6 million) from RMB534.6 million, primarily due to pandemic-related decrease in B2B service revenue.

•                  BEST UCargo Revenue decreased by 13.7% YoY to RMB380.5 million (US$53.7 million) from RMB441.2 million, due to decreases in the number of transactions on the trucking brokerage platform.

•                  BEST Capital Revenue increased by 0.2% YoY to RMB48.5 million (US$6.8 million) from RMB48.4 million.

BEST Store+ - Revenue decreased by 16.4% YoY to RMB462.8 million (US$65.4 million) from RMB553.5 million, primarily due to a decrease in revenue from self-operated WoWo, membership and franchised stores due to temporary store closures during the pandemic.

BEST Global - Revenue increased by 182.8% YoY to RMB115.8 million (US$16.4 million) from RMB40.9 million, primarily due to strong growth in parcel volumes in Thailand and Vietnam.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended
	March 31, 2019		March 31, 2020			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Core logistics and supply chain
Express	(4,137,708)	96.9%	(3,491,321)	(493,069)	103.7%	6.8ppts
Freight	(954,715)	96.6%	(816,435)	(115,302)	119.4%	22.8ppts
Supply Chain Management.	(513,054)	96.0%	(404,446)	(57,119)	99.2%	3.2ppts
UCargo	(432,681)	98.1%	(373,039)	(52,683)	98.0%	(0.1ppts)
Capital	(12,640)	26.1%	(7,057)	(997)	14.6%	(11.5ppts)
Total for core logistics and supply chain	(6,050,798)	96.3%	(5,092,298)	(719,170)	104.2%	7.9ppts
Store+	(483,445)	87.3%	(401,475)	(56,699)	86.7%	(0.6ppts)
Global	(47,625)	116.3%	(148,318)	(20,947)	128.1%	11.8ppts
Total Cost of Revenue	(6,581,868)	95.7%	(5,642,091)	(796,816)	103.2%	7.5ppts

Cost of Revenue was RMB5,642.1 million (US$796.8 million) or 103.2% of revenue in the quarter ended March 31, 2020, compared to RMB6,581.9 million or 95.7% of revenue in the same quarter of 2019. The increase of 7.5 percentage points in cost of revenue as a percentage of revenue was primarily attributable to the decrease in revenue and additional costs incurred due to the pandemic.

Table 3 — Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB, unless otherwise noted)	March 31, 2019	March 31, 2020	YoY
Express:
Average Cost Per Parcel	3.09	2.65	(14.0)%
Average Transportation Cost Per Parcel	0.82	0.69	(16.1)%
Average Labor Cost Per Parcel	0.29	0.26	(8.8)%
Average Lease Cost Per Parcel	0.13	0.15	14.8%
Average Other Cost Per Parcel	0.17	0.15	(13.3)%
Average Last-mile Cost Per Parcel	1.68	1.40	(16.4)%
Freight:
Average Cost Per Tonne	752.7	759.9	1.0%
Average Transportation Cost Per Tonne	365.2	309.1	(15.4)%
Average Labor Cost Per Tonne	107.9	114.7	6.3%
Average Lease Cost Per Tonne	69.7	99.8	43.3%
Average Other Cost Per Tonne	52.3	72.9	39.4%
Average Last-mile Cost Per Tonne	157.6	163.4	3.7%

•                  Express Service Average Cost per Parcel decreased by 14.0%, primarily attributable to lower last-mile, transportation, and labor costs, offset by a temporary increase in fixed costs per parcel due to the pandemic.

•                  Freight Service Average Cost per Tonne increased by 1.0% YoY, primarily due to a temporary increase in costs per tonne caused by the pandemic, offset by a temporary government waiver of highway toll fees.

Gross Loss was RMB176.6 million (US$24.9 million), compared to gross profit of RMB292.7 million in the same quarter of 2019; Gross Margin was negative 3.2%, compared to positive 4.3% in the same quarter of 2019.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	March 31, 2019		March 31, 2020			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(480,344)	7.0%	(519,496)	(73,367)	9.5%	2.5ppts
Adjusted for SBC Expenses	(19,582)	0.3%	(34,237)	(4,835)	0.6%	0.3ppts
Adjusted Selling, General and Administrative Expenses	(460,762)	6.7%	(485,259)	(68,532)	8.9%	2.2ppts
Research and Development Expenses	(54,019)	0.8%	(60,315)	(8,518)	1.1%	0.3ppts
Adjusted for SBC Expenses	(2,176)	0.0%	(1,354)	(191)	0.0%	(0ppts)
Adjusted Research and Development Expenses	(51,843)	0.8%	(58,961)	(8,327)	1.1%	0.3ppts
Total Operating Expenses	(534,363)	7.8%	(579,811)	(81,885)	10.6%	2.8ppts
Adjusted for SBC Expenses	(21,758)	0.3%	(35,591)	(5,026)	0.6%	0.3ppts
Adjusted Total Operating Expenses	(512,605)	7.5%	(544,220)	(76,859)	10.0%	2.5ppts

Adjusted Selling, General and Administrative Expenses were RMB485.3 million (US$68.5 million) or 8.9% of revenue in the quarter ended March 31, 2020, compared to RMB460.8 million or 6.7% of revenue in the same quarter of 2019. The increase in adjusted selling, general and administrative expenses was primarily attributable to an one-time increase in bad-debt provision of approximately RMB27 million resulting from adopting ASC 326 Estimate Credit Loss, and additional investment of approximately RMB10 million in Global operations, partially offset by the decrease of SG&A expenses from our core logistics and supply chain businesses.

Adjusted Research and Development Expenses were RMB59.0 million (US$8.3 million) or 1.1% of revenue in the quarter ended March 31, 2020, compared to RMB51.8 million, or 0.8% of revenue in the same quarter of 2019. The increase in adjusted research and development expenses was primarily attributable to the hiring of additional IT professionals.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the quarter ended March 31, 2020 were RMB36.2 million (US$5.1 million), compared to RMB22.0 million in the same quarter of 2019. In the first quarter of 2020, approximately RMB0.6 million (US$0.09 million) was allocated to cost of revenue, RMB2.8 million (US$0.4 million) was allocated to selling expenses, RMB31.5 million (US$4.4 million) was allocated to general and administrative expenses, and RMB1.4 million (US$0.2 million) was allocated to research and development expenses.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was negative RMB580.3 million (US$82.0 million), compared to negative RMB79.1 million in the quarter ended March 31, 2019. Adjusted EBITDA Margin was negative 10.6%, compared to negative 1.2% in the quarter ended March 31, 2019.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended March 31, 2020 by segment.

Table 5 — Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended March 31, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(8)	Total
Adjusted EBITDA	(198,376)	(184,454)	(33,849)	(27,630)	20,982	(77,692)	(64,399)	(14,887)	(580,305)
Adjusted EBITDA Margin	(5.9)%	(27.0)%	(8.3)%	(7.3)%	43.3%	(16.8)%	(55.6)%	—	(10.6)%

(8) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Core Logistics and Supply Chain - Adjusted EBITDA was negative RMB423.3 million (US$59.8 million), compared to RMB123.0 million in the quarter ended March 31, 2019. Adjusted EBITDA Margin was negative 8.7%, compared to 2.0% in the quarter ended March 31, 2019.

Store+ - Adjusted EBITDA was negative RMB77.7 million (US$11.0 million), compared to negative RMB74.5 million in the quarter ended March 31, 2019. Adjusted EBITDA Margin was negative 16.8% compared to negative 13.5% in the quarter ended March 31, 2019.

Global - Adjusted EBITDA was negative RMB64.4 million (US$9.1 million), compared to negative RMB22.4 million in the quarter ended March 31, 2019. Adjusted EBITDA Margin was negative 55.6% compared to negative 54.8% in the quarter ended March 31, 2019.

Net Loss and Non-GAAP Net Loss

Net Loss in the quarter ended March 31, 2020 was RMB750.8 million (US$106.0 million), compared to Net Loss of RMB233.4 million in the same period of 2019. Excluding the impact of SBC expenses and amortization of intangible assets resulting from business acquisitions, non-GAAP Net Loss in the quarter ended March 31, 2020 was RMB712.1 million (US$100.6 million), compared to non-GAAP Net Loss of RMB208.4 million in the same quarter of 2019.

The following table sets forth a breakdown of non-GAAP net income/loss for the three months ended March 31, 2020 by segment.

Table 6 — Breakdown of non-GAAP Net Loss by Segment

	Three Months Ended March 31, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(9)	Total
Non-GAAP Net Income/(Loss)	(276,077)	(199,484)	(44,956)	(27,731)	16,276	(79,715)	(66,928)	(33,448)	(712,063)

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in first quarter of 2020 was negative RMB1.91, based on a weighted average of 389.8 million diluted shares outstanding during the quarter. This compared to negative RMB0.60 on a weighted average of 387.6 million diluted shares outstanding in the same period of 2019. Excluding SBC expenses and amortization of intangible assets resulting from business acquisitions and fair value change of equity investment, non-GAAP diluted EPS in first quarter 2020 was negative RMB1.81, compared to negative RMB0.53 in the same period of 2020. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of March 31, 2020, cash and cash equivalents, restricted cash and short-term investments were RMB4,236.1 million (US$598.3 million), compared to RMB5,014.8 million as of December 31, 2019.

(9) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Net Cash Used in Operating Activities

Net cash used in operating activities was RMB1,293.5 million (US$182.7 million), compared to RMB205.6 million in the same period of 2019. The increase in net cash used in operating activities was mainly due to the increase in net loss of RMB517.4 million (US$73.1 million), which was mainly attributable to decreases in parcel and freight volume and extra costs due to prolonged work stoppages and travel restrictions as a result of the COVID-19 pandemic, as well as the increase from change in accounts and note payables of RMB681.6 million (US$96.3 million), partially offset by the decrease from change in accounts receivables and due from related parties in the aggregate amount of RMB97.7 million (US$13.8 million), both of which were primarily attributable to the temporary slow-down in core logistics and supply chain business caused by COVID 19 pandemic.

Capital Expenditures (“CAPEX”)

CAPEX was RMB345.9 million (US$48.9 million), or 6.3% of total revenue in the quarter ended March 31, 2020, compared to CAPEX of RMB206.2 million, or 3.0% of total revenue, in the same period of 2019. The increase in CAPEX was primarily due to planned upgrades of automation systems in major hubs, sortation centers, and Cloud OFCs, which included investments in high-speed automated sorting lines, dimension and weight scanning systems.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 390.9 million ordinary shares outstanding(10). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

BEST continues to evaluate the impact of the COVID-19 pandemic and is therefore unable to provide full-year financial guidance for 2020 at this time. The Company is closely monitoring the situation and plans to provide more information during its second quarter 2020 earnings call based on the most current information it will have at that time.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 9:00pm U.S. Eastern Time on May 27, 2020 (9:00 am Beijing Time on May 28), to discuss its financial results and operating performance for the first quarter of 2020.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 0086632

A replay of the conference call will be accessible through June 3, 2020 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10144146

Please visit the Company’s investor relations website http://ir.best-inc.com/ on May 27, 2020 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Revenue
Express	4,267,959	3,366,687	475,467
Freight	987,930	683,520	96,532
Supply Chain Management	534,637	407,592	57,563
UCargo	441,187	380,549	53,744
Capital	48,392	48,485	6,847
Store+	553,522	462,835	65,365
Global	40,947	115,788	16,352
Total Revenue	6,874,574	5,465,456	771,870
Cost of Revenue
Express	(4,137,708)	(3,491,321)	(493,069)
Freight	(954,715)	(816,435)	(115,302)
Supply Chain Management	(513,054)	(404,446)	(57,119)
UCargo	(432,681)	(373,039)	(52,683)
Capital	(12,640)	(7,057)	(997)
Store+	(483,445)	(401,475)	(56,699)
Global	(47,625)	(148,318)	(20,947)
Total Cost of Revenue	(6,581,868)	(5,642,091)	(796,816)
Gross Profit	292,706	(176,635)	(24,946)
Selling Expenses	(193,267)	(218,777)	(30,897)
General and Administrative Expenses	(287,077)	(300,719)	(42,470)
Research and Development Expenses	(54,019)	(60,315)	(8,518)
Total Operating Expenses	(534,363)	(579,811)	(81,885)
Loss from Operations	(241,657)	(756,446)	(106,831)
Interest Income	24,025	21,585	3,049
Interest Expense	(26,048)	(33,172)	(4,685)
Foreign Exchange Loss	(1,868)	(149)	(21)
Other Income	20,559	33,934	4,792
Other Expense	(4,695)	(12,324)	(1,740)
Loss before Income Tax and Share of Net Loss of Equity Investees	(229,684)	(746,572)	(105,436)
Income Tax Expense	(3,692)	(4,150)	(586)
Loss before Share of Net Loss of Equity Investees	(233,376)	(750,722)	(106,022)
Share of Net Loss of Equity Investees	(35)	(30)	(4)
Net Loss	(233,411)	(750,752)	(106,026)
Net Loss attributable to non-controlling interests	(2,353)	(7,860)	(1,110)
Net loss attributable to Best Inc.	(231,058)	(742,892)	(104,916)
Net loss attributable to ordinary shareholders	(231,058)	(742,892)	(104,916)

Summary of Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,994,683	1,262,267	178,266
Restricted Cash	1,786,832	1,650,233	233,057
Accounts and Notes Receivables	1,229,083	995,314	140,565
Inventories	140,006	150,908	21,312
Prepayments and Other Current Assets	2,750,126	2,673,991	377,640
Short-term Investments	1,057,598	829,376	117,130
Lease Rental Receivables	483,363	485,199	68,523
Amounts Due from Related Parties	246,758	145,649	20,570
Total Current Assets	9,688,449	8,192,937	1,157,063
Non-current Assets
Property and Equipment, Net	2,939,379	3,237,194	457,179
Intangible Assets, Net	121,587	117,351	16,573
Goodwill	490,986	493,183	69,651
Long-term Investments	230,855	230,825	32,599
Non-current Deposits	127,191	134,895	19,051
Other Non-current Assets	346,645	359,367	50,752
Operating Lease Right-of-use Assets	4,378,804	4,257,686	601,300
Lease Rental Receivables	993,260	936,464	132,254
Restricted Cash	175,700	494,270	69,804
Total non-current Assets	9,804,407	10,261,235	1,449,163
Total Assets	19,492,856	18,454,172	2,606,226
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term Bank Loans	2,510,500	3,036,900	428,892
Securitization Debt	104,899	90,568	12,791
Accounts and Notes Payable	3,391,383	2,589,115	365,653
Accrued Expenses and Other Liabilities	2,023,263	2,095,455	295,934
Customer Advances and Deposits and Deferred Revenue	1,489,510	1,387,730	195,985
Operating Lease Liabilities	1,035,252	1,114,481	157,395
Financing Lease Liabilities	1,363	1,436	203
Amounts Due to Related Parties	6,140	3,611	510
Income Tax Payable	7,358	7,231	1,021
Total Current Liabilities	10,569,668	10,326,527	1,458,384
Non-current Liabilities
Convertible Senior Notes	1,360,208	1,384,947	195,592
Operating Lease Liabilities	3,482,634	3,349,763	473,077
Financing Lease Liabilities	2,072	2,657	375
Deferred Tax Liabilities	25,806	25,154	3,552
Other Non-current Liabilities	137,184	171,692	24,248
Long-term Bank Loan	—	74,256	10,487
Total Non-current Liabilities	5,007,904	5,008,469	707,331

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB	US$
Total Liabilities	15,577,572	15,334,996	2,165,715
Shareholders’ Equity
Ordinary Shares	25,988	25,988	3,670
Treasury Shares	—	(41,546)	(5,867)
Additional Paid-In Capital	19,353,400	19,390,533	2,738,466
Accumulated Deficit	(15,621,672)	(16,420,310)	(2,318,991)
Accumulated Other Comprehensive Income	163,196	178,041	25,144
BEST Inc. Shareholders’ Equity	3,920,912	3,132,706	442,422
Non-controlling Interests	(5,628)	(13,530)	(1,911)
Total Shareholders’ Equity	3,915,284	3,119,176	440,511
Total Liability and Shareholders’ Equity	19,492,856	18,454,172	2,606,226

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
Net Cash Used in Operating Activities	(205,550)	(1,293,513)	(182,679)
Net Cash (Used in) / Generated from Investing Activities	(188,755)	113,917	16,088
Net Cash Generated from Financing Activities	356,792	604,985	85,440
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(27,401)	24,166	3,413
Net Decrease in Cash and Cash Equivalents, and Restricted Cash	(64,914)	(550,445)	(77,738)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	2,999,408	3,957,215	558,865
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,934,494	3,406,770	481,127

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 7 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended March 31, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(11)	Total
Net Income/(Loss)	(280,448)	(202,811)	(48,350)	(28,673)	16,216	(83,879)	(69,940)	(52,867)	(750,752)
Add
Depreciation & Amortization	77,217	15,030	10,969	101	517	3,949	3,731	6,974	118,488
Interest Expense	—	—	—	—	—	—	—	33,172	33,172
Income Tax Expense	484	—	138	—	4,189	(385)	(276)	—	4,150
Subtract
Interest Income	—	—	—	—	—	—	—	(21,585)	(21,585)
EBITDA	(202,747)	(187,781)	(37,243)	(28,572)	20,922	(80,315)	(66,485)	(34,306)	(616,527)
Add
Share-based Compensation Expenses	4,371	3,327	3,394	942	60	2,623	2,086	19,419	36,222
Adjusted EBITDA	(198,376)	(184,454)	(33,849)	(27,630)	20,982	(77,692)	(64,399)	(14,887)	(580,305)
Adjusted EBITDA Margin	(5.9)%	(27.0)%	(8.3)%	(7.3)%	43.3%	(16.8)%	(55.6)%	—	(10.6)%

	Three Months Ended March 31, 2019
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(12)	Total
Net Income/(Loss)	13,504	(25,489)	(25,087)	(560)	37,631	(79,355)	(25,466)	(128,589)	(233,411)
Add
Depreciation & Amortization	83,861	12,655	14,038	55	417	3,953	2,148	9,448	126,575
Interest Expense	—	—	—	—	—	—	—	26,048	26,048
Income Tax Expense	—	—	—	—	4,490	(532)	(266)	—	3,692
Subtract
Interest Income	—	—	—	—	—	—	—	(24,025)	(24,025)
EBITDA	97,365	(12,834)	(11,049)	(505)	42,538	(75,934)	(23,584)	(117,118)	(101,121)
Add
Share-based Compensation Expenses	2,586	1,726	2,636	485	50	1,430	1,135	11,995	22,043
Adjusted EBITDA	99,951	(11,108)	(8,413)	(20)	42,588	(74,504)	(22,449)	(105,123)	(79,078)
Adjusted EBITDA Margin	2.3%	(1.1)%	(1.6)%	0.0%	88.0%	(13.5)%	(54.8)%	—	(1.2)%

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss/income, non-GAAP net loss margin for the periods indicated:

Table 8 — Reconciliation of non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended March 31, 2020
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(13)	Total
Net Income/(Loss)	(280,448)	(202,811)	(48,350)	(28,673)	16,216	(83,879)	(69,940)	(52,867)	(750,752)
Add
Share-based Compensation Expenses	4,371	3,327	3,394	942	60	2,623	2,086	19,419	36,222
Amortization of Intangible Assets Resulting from Business Acquisition	—	—	—	—	—	1,541	926	—	2,467
Non-GAAP Net Income/(Loss)	(276,077)	(199,484)	(44,956)	(27,731)	16,276	(79,715)	(66,928)	(33,448)	(712,063)
Non-GAAP Net Loss Margin	(8.2)%	(29.2)%	(11.0)%	(7.3)%	33.6%	(17.2)%	(57.8)%	—	(13.0)%

	Three Months Ended March 31, 2019
	Core logistics and supply chain
(In RMB’000)	Express	Freight	Supply Chain	UCargo	Capital	Store+	Global	Unallocated(14)	Total
Net Income/(Loss)	13,504	(25,489)	(25,087)	(560)	37,631	(79,355)	(25,466)	(128,589)	(233,411)
Add
Share-based Compensation Expenses	2,586	1,726	2,636	485	50	1,430	1,135	11,995	22,043
Amortization of Intangible Assets Resulting from Business Acquisition	—	—	—	—	—	2,128	890	—	3,018
Non-GAAP Net Income/(Loss)	16,090	(23,763)	(22,451)	(75)	37,681	(75,797)	(23,441)	(116,594)	(208,350)
Non-GAAP Net Loss Margin	0.4%	(2.4)%	(4.2)%	0.0%	77.9%	(13.7)%	(57.2)%	—	(3.0)%

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 9 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended March 31,
	2019	2020
(In ‘000)	RMB	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(231,058)	(742,892)	(104,916)
Add
Share-based Compensation Expenses	22,043	36,222	5,115
Amortization of Intangible Assets Resulting from Business Acquisitions	3,018	2,467	348
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(205,997)	(704,203)	(99,453)
Weighted Average Diluted Shares Outstanding During the Quarter
Diluted	387,629,232	389,754,775	389,754,775
Diluted (Non-GAAP)	387,629,232	389,754,775	389,754,775
Diluted EPS	(0.60)	(1.91)	(0.27)
Add
Non-GAAP adjustment to net loss per share	0.07	0.10	0.01
Non-GAAP Diluted EPS	(0.53)	(1.81)	(0.26)